Mail Stop 4561

March 30, 2007

David Phelan
General Counsel
State Street Corporation
One Lincoln Street
Boston, Massachusetts 02111

RE: State Street Corporation
  Form S-4
  Filed on March 1, 2007
  File Number 333-141015

Dear Mr. Phelan:

We have conducted a review of the above referenced filing limited to the comments set forth below. Our accounting staff has not reviewed this information. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that Investors Financial did not provide financial projections to State Street.

David Phelan
State Street Corporation
March 30, 2007
Page 2

Cover Page

2. Please indicate the amount of securities offered. See Item 501(b)(2) of
   Regulation S-K.

Summary, page 3

3. Please revise to state that the Summary highlights the material, not "selected"
   information from the document.

Interests of Some of Investors Financial's Directors and its Executive Officers in the
Merger, page 5

4. Please revise this subsection to summarize the material interests that are different.
   Include quantification on an aggregate basis for each, and on an individual basis as
   significant.

Risk Factors, page 12

5. Certain of your risk factors state that no assurance can be given of a specific outcome
   when the real risk is the underlying situation. Please revise to eliminate this and
   similar language.

Background of the Merger, page 18

6. Please revise to disclose the negotiation of the principal terms, including price.

7. Please describe any bid solicitation efforts by Investors Financial or explain why this
   was not done. As necessary, specifically explain, as understood by management, why
   the other bidder contacted Mr. Sheehan when it did.

Investors Financial's Reasons for the Merger…, page 20

8. Please indicate which factors supported the board's decision and which did not.

Opinion of Investors Financial's Financial Advisor, page 21

9. Please quantify the dollar amount expected to be received by Goldman, Sachs for this
   work.

David Phelan
State Street Corporation
March 30, 2007
Page 3

10. Please disclose any other revenue received by Goldman, Sachs and its affiliates from Investors Financial and its affiliates during the past two years.

Stock Options, page 31

11. Please show the cash amount to be received by each party. Note also for the last subsection on page 31 and the first on page 32.

12. Please quantify the aggregate, dollar amount, both here and for each of the other arrangements, as appropriate.

Retention Program, page 32

13. Please revise to disclose the current status of this program, including any specific terms to the extent reached.

Material United States Federal Income Tax Consequences…, page 46

14. Please revise this section so that it is based on an opinion that is filed as an exhibit.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By FAX: Sarkis Jebejian
        Fax number 212-474-3700